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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YYY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARY INVESTMENT & INSURANCE PLANNING CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

43 BELMONT STREET
(No. and Street)

SOUTH EASTON	MA	02375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CLARY 508-238-8868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT CLARY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARY INVESTMENT & INSURANCE PLANNING CORP. , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Robert N Clary
Signature

PRESIDENT
Title

Joselyn Snyder
Notary Public M.C.E. 3/16/2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Clary Investment and Insurance Planning Corp.

We have audited the accompanying statement of financial condition of Clary Investment and Insurance Planning Corp. as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Clary Investment and Insurance Planning Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment and Insurance Planning Corp. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Clary Investment and Insurance Planning Corp.'s financial statements. The supplemental information is the responsibility of Clary Investment and Insurance Planning Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
February 8, 2017

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$ 12,057
Receivable from broker-dealer and clearing organization	8,846
	$ 20,903

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 8,835
Stockholder's equity:	
Common stock, no par value, authorized 200,000 shares, 200 shares issued and outstanding	6,200
Additional paid-in capital	1,000
Retained earnings	4,868
Total stockholder's equity	12,068
	$ 20,903

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

Revenues:	
Mutual funds and 12(b)1 fees	$ 260,167
Interest and dividends	20
	260,187
Expenses:	
Employee compensation and commission expense	221,976
Occupancy	7,200
Other expenses	32,068
	261,244
Loss before income taxes	(1,057)
Provision for income taxes	456
Net loss	$ (1,513)

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2016	$ 6,200	$ 1,000	$ 12,381	$ 19,581
Net Loss			(1,513)	(1,513)
Stockholder's S-Dividend Distribution			(6,000)	(6,000)
Balance at December 31, 2016	$ 6,200	$ 1,000	$ 4,868	$ 12,068

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows From Operating Activities:	
Net Loss	$ (1,513)
(Increase) Decrease in operating Assets:	
Decrease in receivable from broker-dealer and clearing organizations	11,406
(Decrease) Increase in operating Liabilities:	
Decrease in accounts payable, and accrued expenses	(6,875)
Net cash from operating activities	3,018
Cash Flows From Investing Activities	
None	-
Cash Flows From Financing Activities	
Distribution to Stockholder as S-Dividends	(6,000)
Decrease in cash	(2,982)
Cash at beginning of the year	15,039
Cash at end of the year	$ 12,057

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

Accounts Receeivable

Accounts receivable is compromed of receivables from broker dearlers. These are collected in a short period of time, and based on past experience, management has determined that an allowance for dobtful accounts is not necessary.

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's Income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equialents as highly liquid investments, with original maturities of less than ninety days that are nor held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minumum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $12,068 which was $7,068 in excesss of its required net capital of $5,000. The Company's net capital ratio was .7321 to 1.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 3 - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The Fair Value hierachy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions the market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabities level within the framework is based upon the lowest level if any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 4 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2017, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2016

SCHEDULE I

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT 15c3-1

December 31, 2016

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 8,835	
NET CAPITAL:		
Common stock		$ 6,200
Additional paid-in capital		1,000
Retained earnings		4,868
		$ 12,068
ADJUSTMENTS TO NET CAPITAL:		
Other assets		-
Non-allowable receivables		-
Haircuts and undue concentration		-
		$ -
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 7,068
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.7321 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 12,068
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 12,068

There were no material differences between the above computaion of net capital, and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016

Clary Investment and Insurance Planning Corp. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of the reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Clary Investment and Insurance Planning Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Clary Investment and Insurance Planning Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Clary Investment and Insurance Planning Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Clary Investment and Insurance Planning Corp. stated that Clary Investment and Insurance Planning Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Clary Investment and Insurance Planning Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clary Investment and Insurance Planning Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC
Norwood, Massachusetts
February 8, 2017

CLARY INVESTMENT AND INSURANCE PLANNING CORP.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2016

Clary Investment and Insurance Planning Corp. is exempt under Rule 15c3-3 pursuant to exemption under (k)(2)(i) of the Securiries Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) throughout the fiscal year ending December 31, 2016.

Robert N. Clary
President
Clary Investment and Insurance Planning Corp.
North Easton, Massachusetts
February 15, 2017